

September 30, 2010

Dan E. Malone
Executive Vice President &
 Chief Financial Officer
Alamo Group Inc.
1627 East Walnut
Seguin, Texas 78155

> **Re:** **Alamo Group Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 15, 2010**
> **Form 10-Q for the Quarterly Period Ended June 30, 2010**
> **File No. 001-13854**

Dear Mr. Malone:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Item 9A. Controls and Procedures, page 34

1.   We note that the company's Chief Executive Officer and Chief Financial Officer
        concluded that *the design and operation* of the company's disclosure controls and
        procedures were effective. In future filings please revise the disclosure to remove
        the qualification of the conclusion related to *the design and operation* of your
        disclosure controls and procedures. Refer to Item 307 of Regulation S-K.

Financial Statements

Note 1. Significant Accounting Policies, page 49

2.   You disclose that cash equivalents are highly liquid investments with a maturity
        date no longer than 90 days. Please tell us how you considered the definition of
        cash equivalents which states that generally only investments with *original*
        maturities of three months or less qualify under that definition.

3.   You disclose that inventories of U.S. operating subsidiaries are *principally* stated
        at the lower of cost (last-in, first-out method) ("LIFO") or market. Please tell us
        why you used the word *principally*. Tell us your other accounting policies for
        these inventories and quantify, to the extent practicable, the amount of inventories
        recorded using these other methods.

4.   Please tell us about the nature of your various promotional programs with
        customers and how you account for and value the related reserves. Tell us the
        amounts of adjustments you have made to your sales reserves during the periods
        presented in the financial statements.

5.   We note your statement that from time to time, revenue is recognized under a bill
        and hold arrangement. Please tell us the nature of these arrangements and your
        accounting basis for recognizing these revenues. Tell us how you considered
        SAB Topic 13.A.3. Further, clarify the amounts of bill and hold sales recognized
        in your financial statements for each period presented.

Note 3. Valuation and Qualifying Accounts, page 55

6.   In future filings, please also disclose, consistent with FASB ASC 460-10-50-8,
        the aggregate changes in the liability for accruals related to preexisting warranties
        (including adjustments related to changes in estimates).

Note 20. Acquisitions and Investments, page 74

Bush Hog

7.   We note that the total purchase price for Bush Hog has been allocated on a
        provisional basis. Please tell us why the initial accounting was incomplete as of
        December 31, 2009 and how you considered the disclosure requirements of FASB
        ASC 805-10-50-6.

8.   Please tell us how you determined the fair value of the 1.7 million shares issued to
        acquire Bush Hog on October 22, 2009. In future filings, please disclose the
        method of determining the fair value consistent with FASB ASC 805-30-50-
        1(b)(4).

9.   With regards to the gain on bargain purchase of $27,689, tell us how you
        considered the provisions of ASC 805-30-25-4. Discuss the process of
        reassessing the identified assets and liabilities.

Exhibits 31.1, 31.2 and 31.3

10.   We note that the identification of the certifying individual at the beginning of the
        certification required by Exchange Act Rule 13a-14(a) also includes the title of
        the certifying individual. In future filings, the identification of the certifying
        individual at the beginning of the certification should be revised so as not to
        include the individual's title. Refer to Item 601 (31) of Regulation S-K. This
        comment applies to your interim filings as well.

Form 10-Q for the Quarterly Period Ended June 30, 2010

Interim Consolidated Balance Sheets, page 3

11.   You refer to the December 31, 2009 balances as audited in the header for the
        column. We note from your disclosure in Note 1 on page 6 that this information
        is only derived from your audited financial statements. Since the information is
        not audited, please revise future filings to remove references to the information as
        audited.

Note 2. Acquisitions, page 6

12.   You disclose that your purchase price allocations reflect provisional estimates.
        Please tell us why the estimates are provisional. Explain the nature of the
        additional information necessary to identify and measure these items and the
        procedures you are taking to obtain this information. Discuss your consideration
        of FASB ASC 805-10-25-14. For example, you disclose in Note 20 of your
        December 31, 2009 Form 10-K that you are continuing to evaluate the purchase
        price allocation for inventory, accounts receivable, property, plant and equipment,
        accrued liabilities and deferred taxes. In Note 2 of your June 30, 2010 Form 10-Q
        you continue to disclose that you are evaluating each of these accounts. Under
        FASB ASC 805-10-25-14, the measurement period should end as soon as the
        company receives the information it was seeking about facts and circumstances
        that existed as of the acquisition date or learns that more information is not
        obtainable.

13.   Please tell us the nature and amount of any adjustments you have made to the
        provisional amounts originally recorded for the acquisition.

Definitive Proxy Statement on Schedule 14A

The Board Role in Risk Oversight, page 12

14.   It does not appear you have not included any disclosure in response to Item 402(s)
        of Regulation S-K other than describing the Compensation Committee's role.
        Please advise us of the basis for your conclusion that disclosure is not necessary
        and describe the process you undertook to reach that conclusion.

Compensation Discussion and Analysis, page 13

15.   We note your disclosure related to maintaining "competitive" levels of
        compensation. Please explain how you determine whether compensation levels
        are competitive and whether you engage in any benchmarking of total
        compensation. See Item 402(b)(2)(xiv) of Regulation S-K.

Base Salary, page 14

16.   Please revise your future filings to describe the elements of corporate and
        individual performance that were considered by the compensation committee and
        that resulted in the compensation decisions for your named executive officers for
        the periods presented. For example, from your revised disclosure, it should be
        clear how the committee decided the amount of base salary to pay each named
        executive officer, how the amount of each disclosed increase was determined, and

how the specific amount of the differences among compensation of the named executives was determined. See Item 402(b)(2)(v) of Regulation S-K.

17.   We note your disclosure on page 14 that salaries "had been frozen since May 1, 2008" until January 10, 2010.   Please tell us how this freeze is reflected in your Summary Compensation Table.

Incentive Compensation Plan, page 14

18.   We note your disclosure in the second paragraph on page 15 that you do not publicly disclose the specific quantitative targets for the objective component of incentive compensation.   Please provide such disclosure in your future filings, as applicable. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Equity Awards Programs, page 17

19.   Please revise future filings to explain how you make your equity award determination with respect to each named executive officer for the period presented. For example, from your revised disclosure, it should be clear how the committee determined the number of stock options and the number of shares underlying the stock options that were awarded, the elements of performance and company position considered, how the determination was made as to when the awards should be granted, and why those awards varied among the named executive officers in terms of type of award, amount of award, and plan under which award was granted.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy at (202) 551-3778, Kate Tillan, Assistant Chief Accountant, at (202) 551-3604, or me at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or Jay Mumford at (202) 551- 3637 with any other questions.

Sincerely,

/s/Kate Tillan for

Martin James
Senior Assistant Chief Accountant